07028944

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Symphony Environmental Technologies plc

*CURRENT ADDRESS Elstree House, Elstree Way
Borehamwood
Hertfordshire WD6 1LE
England

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 07 2008

THOMSON FINANCIAL

FILE NO. 82- 35146 FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 1/3/08

082-35746

ANNUAL REPORT AND ACCOUNTS 2005

12-21-05
AR/S

Symphony plastic technologies

CONTENTS

COMPANY INFORMATION

Company registration number:	3676824
Registered office:	Elstree House Elstree Way Borehamwood Hertforshire WD6 1LE
Directors:	M N Laurier – *Chief Executive Officer* I Bristow FCCA – *Finance Director* A Blacher – *Chief Operating Officer* K L Frener – *Operations Director* N J Deva DL, FRSA, MEP – *Non Executive Chairman*
Secretary:	I Bristow
Bankers:	Barclays Bank Plc St Albans
Solicitors:	Morgan Cole Princess House Princess Way Swansea SA1 3LJ
Nominated advisor and broker:	Panmure Gordon Moorgate Hall 155 Moorgate London EC2M 6XB
Auditors:	Grant Thornton UK LLP Chartered Accountants Registered Auditors Grant Thornton House 202 Silbury Boulevard Central Milton Keynes MK9 1LW
Registrars:	Capita IRG Plc The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

CHIEF EXECUTIVE'S REVIEW

The year under review was probably the most significant in the Company's history, being marked, amongst other events, by three noteworthy developments: a review of the Company's activities and strategic direction; the successful conclusion of the long-running and disruptive legal case; and a significant move in sentiment towards greater environmental responsibility.

Review of activities

During the year the Board undertook a fundamental and thorough review of all the Group's activities and has adopted what we are confident will prove to be an effective new corporate strategy to take advantage of the changed circumstances of the business and opportunities within our market place.

Successful conclusion of legal case

During the period the Group also successfully concluded the long period of legal challenge against our core technology, brand and business by Environmental Products Inc (EPI). Symphony was awarded its full Appeal costs and, in addition, an interim award of £600,000 was ordered for immediate settlement from funds previously lodged by EPI with the Court as security for Symphony's costs. Although the legal process was disruptive and costly, the end result is extremely positive as it successfully moves Symphony from being a company reliant on a limited and restricted licence to one which owns and can develop its own intellectual property and brand.

Environmental responsibility

There were also clear signs of a step change in activity surrounding environmentally responsible plastics: from a significant increase in Government action in many countries to the emergence of more technologies and companies competing in this field, and a far greater awareness and interest from retailers, manufacturers and other businesses around the world.

New strategy

Consequently, since the start of 2006 the Board has pursued a new strategic direction for the Group with a focus on developing sales of the Group's technology through the sale of higher margin additives rather than trying to compete for the sale of high volume, low price, commodity finished products. Having redefined the Group's focus we have reorganised and restructured our operations, which has involved cost reductions and staff reorganisation as well as a review of our logistics and warehousing needs. The changes implemented will lead to significant improvement in operating margins as we start to achieve a fundamental change towards being driven by margin instead of sales.

The benefits to sales from these changes will not be instantly effective but the initial response from prospective customers to our changed strategy has been very positive indeed; for example Co-operative Retail, the first major supermarket in the UK to use degradable technology, has confirmed that it is switching to using our additive and d_2w® brand on all their degradable plastic bags from a rival product.

Symphony's d_2w® brand and trade mark remains by far the best established and most widely recognised world-wide symbol for plastics degradability and this is key in our current and future marketing strategy. Our international distribution network continues to grow; our additives and d_2w® brand can now be found in more than 37 countries. Our current priority, however, is to build sales rapidly through our existing network of distributors before further expanding our global coverage. Historically, we have disclosed the location or identity of important prospects or opportunities before sales were achieved but believe that now it is more prudent to withhold such commercially sensitive disclosure until actual sales or higher volumes have been established.

Our North American business activities are getting back on track having been delayed throughout the period under review by potential customer and investor concerns over the legal challenge the Group was facing. I am very pleased to report we are now aggressively pursuing the business opportunity in what is one of the world's largest markets. New sales of finished products were established in the year under review.

Many Governments are taking more active steps towards dealing with the problems of waste and litter. Whilst there are too many to warrant inclusion in this review, it is useful to note, as an example, the decision of the French Government to require all plastic carrier bags to be bio-degradable by 2010. It is clearly important for Symphony to continue to take a very proactive part in influencing decision makers in this area, despite the cost in cash and management time and despite the absence of any immediate return for that investment.

Financial review

Total group sales increased by 3% to £9.11m. Group gross profits decreased by 4% from £1.84m to £1.77m. The Group completed the Somerfield contract in November 2005 which brought to an end a satisfactory three year contract. The turnover to Somerfield in 2005 was £4.60m. During 2005 costs were increased, primarily staff related, to augment activities relating to the Somerfield contract and furthering commodity product sales in the UK. The other factors affecting Group profits during this period were oil prices, currency exchange rates and polymer raw material prices.

The operating loss in 2005 increased to £1.25m from £0.60m in 2004.

Included in the operating loss are exceptional legal costs of £191,000 relating to the EPI case. Although the director's are confident that a significant amount of this is recoverable and indeed £270,000 is held in Court, the complicated process of recovery has led to this provision. Since the year end £600,000 has been awarded and received as an interim settlement. The gross legal costs of the case and subsequent appeal were in excess of £1.15m.

Research and development tax credits totalling £40,000 were received during 2005 and these are included in tax on loss on ordinary activities in the profit and loss account.

The loss per share increased to 2.28 pence from 1.31 pence.

We raised approximately £1.8 million in the year under review through share placings which was used to support cost for the EPI legal challenge, working capital, new projects, staff and re-branding.

I am pleased to report that our North American distributor recently paid US$100,000 as a commitment fee, and has confirmed, subject to market conditions, to make a further payment of US$550,000 before the end of this financial year for the exclusive distribution licence in North America.

We have continued to support the development of the Caribbean markets through our exclusive distributor in the region. The investment made to date has been through product supply credit to the value of around £800,000 and is partly secured by assets under debenture in the Group's favour. We anticipate that the operations in the territory will require less financial commitment from the Group going forward as the new orders received are cash positive.

Outlook

The d_2w® brand appears as a droplet style logo and is developing into a recognised symbol for Symphony's oxo-biodegradable plastic technology in an expanding range of applications. Market awareness is growing as a result of many new interlinked websites and sales and marketing activities. These connecting sites that are managed through our global distribution network can be found at www.degradable.net.

The re-branding program is now complete and a new range of retail products are available for marketing and distribution. Work continues on product development, testing and lobbying for changes to legislation. We are also continuing our efforts to make changes to the European Standards as these are essential before the French legislation comes into effect in 2010.

As the new strategy and business model develops we believe that cash-flow will strengthen as our need to hold stocks and large debtors diminishes. Sales turnover for this year is expected to be lower but operating margins significantly higher. Costs have now reduced as we have a smaller supply chain requirement and our main sales drive is led by independent external distributors.

The North American business has got off to a good start with new orders and commitments for d_2w® additives and products. Furthermore, a substantial number of product trials are on-going for a range of new applications.

The Caribbean business is increasing with confirmed orders for the territory exceeding US$3 million. We are currently waiting for final approval in the region for bank facilities to fund these orders.

With a larger distribution network, strong brand, lower cost and a developing global need to resolve the issues of plastic pollution we believe that 2006 will mark the year of positive change and substantial improvement in operating performance.

Michael Laurier

REPORT OF THE DIRECTORS

The directors present their report and the financial statements of the group for the year ended 31 December 2005.

Principal activities and business review

The primary business activity of the group is the supply of environmental polythene products, both in the United Kingdom and overseas. The group also supplies other flexible polythene and related products.

A review of the business and future developments is given in the Chief Executive's review.

There was a loss for the year after taxation amounting to £1,373,577 (2004 – loss £622,157).

Results and dividends

The trading results for the year and the group's financial position at the end of the year are shown in the attached financial statements.

The directors have not recommended a dividend.

Research and development

The group is involved in the research and development of degradable polythene.

The directors and their interests

The directors who served the company during the year, together with their beneficial interests in the shares of the company, were as follows:

	Ordinary Shares of £0.01 each	
	At 31 December 2005	At 1 January 2005
M N Laurier	**9,603,142**	9,503,142
I Bristow FCCA	**797,972**	797,972
A Blacher	**170,333**	170,333
K L Frener	**1,111,185**	1,111,185
N J Deva DL, FRSA, MEP	**17,500**	17,500

The interests of the directors' in share options are given in note 24 to the financial statements.

M F Stephens resigned as a director on 20 January 2005.

The company has taken out insurance for its officers against liabilities in relation to the company under Section 310(3) of the Companies Act 1985.

Policy on the payment of creditors

It is the company's policy to settle the terms of payment with suppliers when agreeing the terms of the transaction to ensure that suppliers are aware of these terms and abide by them. Trade creditors at the year end amount to 39 days (2004 – 43) of average supplies for the year.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and the apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors' are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going Concern

After reviewing current performance and detailed forecasts that adopt the new trading strategy of the Group which include higher margin transactions that are cash positive, taking into account available bank facilities and making further enquiries as considered appropriate, the Directors are satisfied that the Group has sufficient resources to enable it to continue in business for the foreseeable future. For this reason, the Directors believe it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Corporate Governance

The Group is committed to developing and adhering to high standards of corporate governance. As an AIM listed company, it is not required to comply with the Combined Code as issued by the UK's Listing Authority. However, it seeks to follow the principles of good governance as far as management believes it is practical for a group of its size, nature and circumstances. The court case which is now settled has limited the Group's ability to structure the Board. This is an area that the Board will be actively reviewing in the forthcoming year.

Financial risk management policies

The details of the groups financial risk management policies are detailed in note 20 to the financial statements.

Auditors

A resolution to appoint Grant Thornton UK LLP as auditors for the ensuring year will be proposed at the annual general meeting in accordance with section 385 of the Companies Act 1985.

BY ORDER OF THE BOARD



I Bristow
Secretary

REPORT OF THE INDEPENDENT AUDITORS
TO THE MEMBERS OF SYMPHONY PLASTIC TECHNOLOGIES PLC

We have audited the group and parent company financial statements (the "financial statements") of Symphony Plastic Technologies plc for the year ended 31 December 2005 which comprise the principal accounting policies, the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated cash flow statement and notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Chief Executive's Review and the Report of the Directors We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 December 2005 and of the group's loss for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985.

GRANT THORNTON UK LLP
REGISTERED AUDITORS
CHARTERED ACCOUNTANTS
Central Milton Keynes
26 April 2006

PRINCIPAL ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The principal accounting policies of the group are set out below and have remained unchanged from the previous year.

Basis of consolidation

The group financial statements consolidate the financial statements of the company and all subsidiary undertakings (see note 13).

The company was entitled to merger relief offered by section 131 of the Companies Act 1985 in respect of consideration received in excess of the nominal value of the equity shares issued in connection with the acquisition of Symphony Plastics Limited on 9 December 1999. This was accounted for under merger accounting.

As a consolidated profit and loss account is published, a separate profit and loss account for the parent company is omitted from the group financial statements by virtue of section 230 of the Companies Act 1985.

Turnover

Turnover is the total amount receivable by the group for goods supplied, excluding VAT and trade discounts. The supply of goods is recognised for this purpose on dispatch.

Research and development costs

Development costs incurred on specific projects are capitalised when recoverability can be assessed with reasonable certainty and amortised in line with the amortisation of the licence fee. All other development costs are written off in the year of expenditure.

Trademarks

Trademarks represent the cost of registration and are carried at cost less amortisation.

Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Trademarks	–	10 years straight line

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Plant and machinery	–	20% reducing balance
Fixtures and fittings	–	25% reducing balance
Motor vehicles	–	20% reducing balance
Office equipment	–	25% straight line

Stocks

Stocks are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

Leasing and hire purchase commitments

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the company, and hire purchase contracts, are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under the leases and hire purchase contracts are included as liabilities in the balance sheet.

The interest elements of the rental obligations are charged in the consolidated profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the consolidated profit and loss account on a straight line basis over the lease term.

Pension costs

The group operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the group. The annual contributions payable are charged to the profit and loss account.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exception: deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating profit.

Investments

Investments are included at cost less amounts written off.

Financial instruments

The main purpose of these financial instruments is to finance the group's operations.

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value.

Interest payable and receivable is accrued, charged or credited to the profit and loss account in the period to which it relates.

The group does not use financial instruments other than cash, bank overdrafts, invoice discounting, letters of credit, trade debtors and trade creditors that arise directly from its operations.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2005

	Note	2005 £	2005 £	2004 £	2004 £
Turnover	1		**9,109,349**		8,855,371
Cost of sales			**7,342,135**		7,012,541
Gross profit			**1,767,214**		1,842,830
Other operating charges – pre-exceptional		**2,824,268**		2,337,768	
Other operating charges – exceptional	3	**191,000**		100,000	
Other operating charges	2		**3,015,268**		2,437,768
Operating loss	3		**(1,248,054)**		(594,938)
Interest receivable and similar income	6		**1,603**		266
Interest payable and similar charges	7		**(167,849)**		(132,950)
Loss on ordinary activities before taxation			**(1,414,300)**		(727,622)
Tax on loss on ordinary activities	8		**40,723**		105,465
Loss for the financial year	9		**(1,373,577)**		(622,157)
Loss per share (pence)	10		**(2.28)**		(1.31)

All of the activities of the group are classed as continuing.
The group has no recognised gains or losses other than the results for the year as set out above.

The accompanying accounting policies and notes form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2005

	Note	2005 £	2004 £
Fixed assets			
Intangible assets	11	**18,352**	14,833
Tangible assets	12	**246,888**	203,558
Investments	13	**15,525**	15,525
		280,765	233,916
Current assets			
Stocks	14	**304,335**	380,622
Debtors	15	**2,772,977**	3,397,364
Cash at bank and in hand		**568**	574
		3,077,880	3,778,560
Creditors: amounts falling due within one year	16	**1,606,616**	2,763,310
Net current assets		**1,471,264**	1,015,250
Total assets less current liabilities		**1,752,029**	1,249,166
Creditors: amounts falling due after more than one year	17	**88,524**	41,473
		1,663,505	1,207,693
Capital and reserves			
Called-up equity share capital	24	**633,795**	512,529
Share premium account	25	**10,824,518**	9,116,395
Other reserves	25	**822,539**	822,539
Profit and loss account	25	**(10,617,347)**	(9,243,770)
Shareholders' funds	26	**1,663,505**	1,207,693

These financial statements were approved by the directors on 26 April 2006 and are signed on their behalf by:

I Bristow
Finance Director

The accompanying accounting policies and notes form part of these financial statements.

COMPANY BALANCE SHEET

At 31 December 2005

	Note	2005 £	2004 £
Fixed assets			
Tangible assets	12	**111,076**	15,143
Investments	13	**149,998**	149,998
		261,074	165,141
Current assets			
Debtors due within one year	15	**11,211**	46,001
Debtors due after one year	15	**11,292,115**	9,490,743
Cash at bank and in hand		**2**	638
		11,303,328	9,537,382
Creditors: amounts falling due within one year	16	**85,521**	99,220
Net current assets		**11,217,807**	9,438,162
Total assets less current liabilities		**11,478,881**	9,603,303
Creditors: amounts falling due after more than one year	17	**62,390**	1,642
		11,416,491	9,601,661
Capital and reserves			
Called-up equity share capital	24	**633,795**	512,529
Share premium account	25	**10,824,518**	9,116,395
Profit and loss account	25	**(41,822)**	(27,263)
Shareholders' funds		**11,416,491**	9,601,661

These financial statements were approved by the directors on 26 April 2006 and are signed on their behalf by:

I Bristow
Finance Director

The accompanying accounting policies and notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005

	Note	2005 £	2004 £
Net cash outflow from operating activities	27	**(1,547,222)**	(1,049,772)
Returns on investments and servicing of finance			
Interest received		**1,603**	266
Interest paid		**(156,943)**	(128,324)
Interest element of finance leases and hire purchase		**(10,906)**	(4,626)
Net cash outflow from returns on investments and servicing of finance		**(166,246)**	(132,684)
Taxation		**40,723**	105,465
Capital expenditure and financial investment			
Payments to acquire intangible fixed assets		**(6,039)**	(15,359)
Payments to acquire tangible fixed assets		**(25,710)**	(8,050)
Receipts from sale of fixed assets		**44,198**	4,050
Net cash inflow/(outflow) for capital expenditure and financial investment		**12,449**	(19,359)
Cash outflow before financing		**(1,660,296)**	(1,096,350)
Financing			
Issue of equity share capital		**121,266**	59,700
Share premium on issue of equity share capital		**1,718,434**	565,200
Share issue expenses		**(10,311)**	(41,995)
Capital element of finance leases and hire purchase		**(61,408)**	(21,668)
Net cash inflow from financing		**1,767,981**	561,237
Increase/(decrease) in cash	28	**107,685**	(535,113)

The accompanying accounting policies and notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2005

1 Turnover

An analysis of turnover by geographical market or segmental information has not been disclosed as in the opinion of the directors this would be seriously prejudicial to the group.

2 Other operating charges

	2005	2004
	£	£
Distribution costs	272,000	282,775
Administrative expenses (including exceptional item)	2,743,268	2,154,993
	3,015,268	2,437,768

3 Operating loss

Operating loss is stated after charging:

	2005	2004
	£	£
Amortisation of trademarks	2,520	2,200
Research and development expenditure written off	45,719	42,743
Depreciation of owned fixed assets	21,599	39,416
Depreciation of assets held under finance leases and hire purchase agreements	26,468	7,877
Loss on disposal of fixed assets	7,848	6,458
Auditors' remuneration:		
Audit fees	25,300	24,520
Non audit services:		
Tax compliance	5,500	5,150
Tax advisory	2,200	2,500
Operating lease costs:		
Land and buildings	78,800	93,836
Plant and equipment	11,432	13,741
Exceptional item: legal fee accrual	191,000	100,000
Foreign currency exchange difference	(4,166)	568

The exceptional items relate to legal costs associated with the termination of a license relating to the use of an additive.

4 **Particulars of employees directors and employees**

The monthly average number of staff employed by the group during the financial year amounted to:

	2005 No	2004 No
Warehousing	7	6
Selling and distribution	6	6
Administration	10	10
Management	6	6
	29	28

The aggregate payroll costs of the above were:

	2005 £	2004 £
Wages and salaries	1,262,979	1,038,902
Social security costs	141,833	110,498
Other pension costs	16,217	29,542
	1,421,029	1,178,942

5 **Directors' remuneration**

	Basic salary or fees £	Benefits £	Pension £	2005 Total Emoluments £	2004 Total Emoluments £
Ian Bristow	91,800	12,454	9,180	113,434	111,503
Michael Laurier	179,040	5,686	16,217	200,943	60,643
Nirj Deva	28,500	–	–	28,500	27,375
Michael Stephens*	5,479	598	–	6,077	113,516
Keith Frener	86,813	10,412	8,681	105,906	86,713
Allan Blacher	91,800	7,411	9,180	108,391	109,962
Christopher Littmoden	–	–	–	–	7,500
	483,432	36,561	43,258	563,251	517,212

During the year one director (2004 – one) participated in a money purchase pension scheme. The other directors pension is administrated by those directors.

Details of directors' share options and warrants are given in note 24.

*Michael Stephens resigned as a director on 20 January 2005.

6 **Interest receivable and similar income**

	2005 £	2004 £
Bank interest received	1,603	266
	1,603	266

7 Interest payable and similar charges

	2005 £	2004 £
Interest payable on bank borrowing	**87,898**	81,115
Interest payable on other loans	**11,880**	–
Finance charges	**10,906**	4,626
Other interest payable and similar charges	**57,165**	47,209
	167,849	132,950

8 Taxation on ordinary activities

	2005 £	2004 £
Current tax	**–**	–
R&D tax credit	**40,723**	105,465
Total corporation tax	**40,723**	105,465

The group has tax losses of approximately £8,500,000 (2004:£8,000,000) carried forward and available for offset against future taxable trading profits. There is a net deferred tax asset of £2,550,000 (2004:£2,400,000), which has not been recognised as the timing of its recoverability cannot be assessed with any certainty. The tax would become recoverable once the group achieves taxable trading profits.

The group intends to apply for an R&D tax credit in respect of the year ended 31 December 2005, however the Directors have not estimated the size of any credit that would be receivable. The R&D tax credit of £40,723 is in respect of the claim made for the year ended 31 December 2004.

(a) Analysis of charge in the year

No tax arises on the loss for the year.

The tax assessed for the period is different than the standard rate of corporation tax in the UK of 30% (2004 – 30%). The differences are explained as follows:

Factors affecting current tax charge

	2005 £	2004 £
Loss on ordinary activities before taxation	**(1,414,300)**	(727,622)
Loss on ordinary activities by rate of tax	**(424,290)**	(218,287)
Expenses not deductible for tax purposes	**20,034**	3,904
Depreciation for the period in excess of capital allowances	**3,173**	4,734
Tax losses not utilised	**401,083**	202,576
Research and development tax credit	**(40,723)**	(105,465)
Other timing differences	**–**	7,073
Total current tax	**(40,723)**	(105,465)

9 Profit attributable to members of the parent company

The loss for the financial year dealt with in the accounts of the parent company was £14,559 (2004 – £75,133 profit).

10 Loss per share

The calculation of basic loss per ordinary share is based on the loss for the financial year of £1,373,577 (2004 – £622,157) and on shares 60,327,090 (2004 – 47,526,432) being the weighted average number of equity shares outstanding during the year. The share options and warrants are anti-dilutive.

11 Intangible fixed assets

Group and company

	Trademarks £
Cost	
At 1 January 2005	22,001
Additions	6,039
At 31 December 2005	28,040
Amortisation	
At 1 January 2005	7,168
Charge for the year	2,520
At 31 December 2005	9,688
Net book value	
At 31 December 2005	**18,352**
At 31 December 2004	14,833

12 Tangible fixed assets

Group	Plant and machinery £	Fixtures and fittings £	Motor vehicles £	Office equipment £	Total £
Cost					
At 1 January 2005	65,426	79,119	120,426	148,548	413,519
Additions	9,341	3,685	117,733	12,684	143,443
Disposals	–	–	(75,899)	–	(75,899)
At 31 December 2005	74,767	82,804	162,260	161,232	481,063
Depreciation					
At 1 January 2005	26,983	39,471	28,404	115,103	209,961
Charge for the year	6,192	5,760	24,390	11,725	48,067
On disposals	–	–	(23,853)	–	(23,853)
At 31 December 2005	33,175	45,231	28,941	126,828	234,175
Net book value					
At 31 December 2005	**41,592**	**37,573**	**133,319**	**34,404**	**246,888**
At 31 December 2004	38,443	39,648	92,022	33,445	203,558

Included within the net book value of £246,888 is £150,706 (2004 – £20,782) relating to assets held under finance leases and hire purchase agreements. The depreciation charged to the financial statements in the year in respect of such assets amounted to £26,468 (2004 – £7,877).

Company	Motor vehicles £	Plant and machinery £	Fixtures and fittings £	Total
Cost				
At 1 January 2005	–	14,628	8,707	23,335
Additions	117,733	9,341	2,825	129,899
Disposals	(21,137)	–	–	(21,137)
At 31 December 2005	96,596	23,969	11,532	132,097
Depreciation				
At 1 January 2005	–	3,901	4,291	8,192
Charge for the year	10,119	2,681	1,020	13,820
On disposals	(991)	–	–	(991)
At 31 December 2005	9,128	6,582	5,311	21,021
Net book value				
At 31 December 2005	**87,468**	**17,387**	**6,221**	**111,076**
At 31 December 2004	–	10,727	4,416	15,143

Included within the net book value of £111,076 is £104,855 (2004 - £11,052) relating to assets held under finance leases and hire purchase agreements. The depreciation charged to the financial statements in the year in respect of such assets amounted to £12,800 (2004 – £1,625).

13 Investments

Group	Other £
Cost	
At 1 January 2005 and 31 December 2005	15,525
At book value	
At 31 December 2005	**15,525**
At 31 December 2004	15,525

At 31 December 2005 the group held more than 20% of a class of the allotted equity share capital of the following:

Name of undertaking	Country of incorporation	Class of share capital held	Proportion held	Nature of business
Symphony Plastics Limited	England and Wales	Ordinary shares	100%	Supply of polythene products
*Symphony Packaging Limited	England and Wales	Ordinary shares	100%	Dormant
*Symphony Environmental Limited	England and Wales	Ordinary shares	100%	Supply of environmental polythene
**D_2W Limited	England and Wales	Ordinary shares	100%	Dormant

All of the subsidiary undertakings have been consolidated in the group financial statements.

*Owned by Symphony Plastics Limited
**Owned by Symphony Environmental Limited

In addition, the group holds 30% of the ordinary share capital in Symphony Bin Hilal LLC, a company incorporated in United Arab Emirates. The directors are of the opinion that this is an investment rather than an associated company, as the directors do not have significant influence because they have no financial or management control.

Company	Shares in group undertakings
	£
Cost	
At 1 January 2005 and 31 December 2005	149,998
Net book value	
At 31 December 2005	**149,998**
At 31 December 2004	149,998

14 Stocks

	The group		The company	
	2005	2004	**2005**	2004
	£	£	**£**	£
Raw materials and consumable stores	**57,311**	72,890	**-**	-
Finished goods and goods for resale	**247,024**	307,732	**-**	-
	304,335	380,622	**-**	-

15 Debtors

	The group		The company	
	2005	2004	**2005**	2004
	£	£	**£**	£
Trade debtors	**1,925,616**	2,672,857	**-**	-
Amounts owed by group undertakings	**-**	-	**11,292,115**	9,490,743
VAT recoverable	**52,383**	46,623	**10,166**	7,082
Other debtors	**742,117**	569,774	**-**	-
Prepayments and accrued income	**52,861**	108,110	**1,045**	38,919
	2,772,977	3,397,364	**11,303,326**	9,536,744

Amounts falling due after one year

	The company	
	2005	2004
	£	£
Amounts owed by group undertakings	**11,292,115**	9,490,743

No provision has been made against the intercompany balances recoverable by the parent company from trading subsidiaries as the directors believe that these balances will be settled from future profitable trading in these companies.

16 Creditors: amounts falling due within one year

	The group		The company	
	2005	2004	2005	2004
	£	£	£	£
Bank overdrafts	**522,122**	629,813	**-**	-
Trade creditors	**590,593**	1,051,024	**31,823**	68,731
Amounts due under finance leases and hire purchase agreements	**33,833**	24,559	**25,698**	4,658
Taxation and social security	**130,968**	112,149	**-**	-
Other creditors	**6,038**	795,533	**-**	-
Accruals and deferred income	**323,062**	150,232	**28,000**	25,831
	1,606,616	2,763,310	**85,521**	99,220

The bank overdrafts are secured by a fixed charge over the group's fixed assets, a fixed charge over the group's debtors and a floating charge over all other assets.

The other creditors are secured by a fixed and floating charge over the group's assets.

Amounts due under finance leases and hire purchase agreements are secured over the assets to which they relate.

17 Creditors: amounts falling due after more than one year

	The group		The company	
	2005	2004	2005	2004
	£	£	£	£
Amounts due under finance leases and hire purchase agreements	**88,524**	41,473	**62,390**	1,642

18 Commitments under finance leases and hire purchase agreements

Future commitments under finance leases and hire purchase agreements are as follows:

	The group		The company	
	2005	2004	2005	2004
	£	£	£	£
Amounts payable within 1 year	**33,833**	19,902	**25,698**	-
Amounts payable between 1 and 2 years	**35,806**	13,697	**26,491**	-
Amounts payable between 3 and 5 years	**52,718**	26,133	**35,899**	-
	122,357	59,732	**88,088**	-

19 Pensions

Defined Contribution Scheme

The group operates a defined contribution scheme for the benefit of the executive directors. The assets of the scheme are administered by trustees in a fund independent from those of the group.

20 Financial instruments

The group uses financial instruments comprising cash, invoice discounting, letters of credit, trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the group's operations.

The main risks arising from the group financial instruments are interest rate risk, currency exchange risk and liquidity risk.

Short term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

The group finances its operations through invoice discounting. The group exposure to interest rate fluctuations on its borrowings is managed by the use of floating facilities. The facility is a rolling one year contract and is next due for renewal in January 2007. At 31 December 2005 £75,000 was unused.

At 31 December 2005 the interest rate exposure of the financial liabilities was at floating rate. The floating rate borrowings bear interest at rates based on LIBOR.

The group seeks to manage financial risk, to ensure financial liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Short term flexibility is achieved by confidential invoice discounting.

The group operates in overseas markets and is subject to currency exposures on transactions undertaken during the year. The group does not hedge any transactions.

The directors have given serious consideration and have reached the conclusion that there is no significant difference between book and fair value of assets and liabilities of the Group at the balance sheet date.

21 Commitments under operating leases

At 31 December 2005 the group had annual commitments under non-cancellable operating leases as set out below.

The group	**2005**		2004	
	Land and buildings	**Other items**	Land and buildings	Other items
	£	**£**	£	£
Operating leases which expire:				
Within 1 year	**10,000**	**1,200**	–	1,041
Within 2 to 5 years	**54,800**	**5,180**	78,800	10,026
	64,800	**6,380**	78,800	11,067

22 Contingent liabilities

Group

There is a contingent liability arising on letters of credit which have been issued but not yet fulfilled. At 31 December 2005 this amounts to £20,000 (2004 – £257,079).

Company

The company has guaranteed all monies due to Barclays Bank plc by Symphony Plastics Limited and Symphony Environmental Limited. At 31 December 2005 the net indebtedness of these companies amounted to £521,959 (2004 – £434,991).

The company is a member of a VAT group with Symphony Plastics Limited and Symphony Environmental Limited. At 31 December 2005 there was net indebtedness of these companies in respect of VAT £nil (2004 – £nil).

The company has guaranteed all monies due to Davenham Trade Finance Limited by Symphony Plastics Limited and Symphony Environmental Limited. At 31 December 2005, the net indebtedness under these agreements amounted to £237,034 (2004 – £759,533).

23 Related party transactions

In the year warrants were issued to the directors as disclosed in note 24.

During the year Michael Laurier, a director, lent the group £14,000 interest free. The loan was repaid in full during the year.

24 Share capital

Authorised share capital:

	2005	2004
	£	£
100,000,000 Ordinary shares of £0.01 each	**1,000,000**	1,000,000

Allotted, called up and fully paid:

	2005		2004	
	No	£	No	£
Ordinary shares of £0.01 each	**63,379,547**	**633,795**	51,252,880	512,529

Allotment of shares

The company made an allotment of 460,000 ordinary 1p shares each fully paid on 7 February 2005 at 19.5p per share. The difference of £85,100 between the total consideration of £89,700 and the total nominal value of £4,600 has been credited to the share premium account.

The company made an allotment of 11,666,667 ordinary 1p shares each fully paid on 4 April 2005 at 15p per share. The difference of £1,633,334 between the total consideration of £1,750,000 and the total nominal value of £116,667 has been credited to the share premium account net of expenses of £10,311.

Share options

Number of share options	Exercise price (pence per share)	Exercisable from	Exercisable to
100,000	25	20 May 2002	20 May 2008
200,000	37	7 June 2004	7 June 2012
100,000	10	20 July 2004	20 July 2006
126,500	28	1 November 2004	1 November 2012
281,375	15.5	21 April 2006	21 April 2014
2,884,541	12	14 December 2006	14 December 2014

During the year 791,000 options lapsed, nil were issued and nil were exercised.

Warrants

On 17 November 2005, 3,730,000 warrants were issued with the recipient taking a salary sacrifice exercisable at 12 pence each within five years from the date of issue at any time within this period.

Directors' interests

The following directors and directors of subsidiary companies have share options or agreements for share options included in the table above.

	Number of share options	Exercise price (pence per share)	Exercisable from	Exercisable to
N Deva	350,000	12	14 December 2006	14 December 2014
D Laurie	37,500	15.5	21 April 2006	21 April 2014
	37,500	12	14 December 2006	14 December 2014
M Laurier	550,000	12	14 December 2006	14 December 2014
I Bristow	350,000	12	14 December 2006	14 December 2014
K Frener	350,000	12	14 December 2006	14 December 2014
M Stephens	350,000	12	14 December 2006	14 December 2014
A Blacher	476,666	12	14 December 2006	14 December 2014

The following directors and directors of subsidiary companies have share warrants.

	Number of share options	Exercise price (pence per warrant)	Exercisable from	Exercisable to
M Laurier	1,100,000	12	17 November 2005	17 November 2010
A Blacher	990,000	12	17 November 2005	17 November 2010
I Bristow	990,000	12	17 November 2005	17 November 2010
K Frener	450,000	12	17 November 2005	17 November 2010
N Deva	200,000	12	17 November 2005	17 November 2010

25 **Reserves**

Group	Share premium account £	Merger reserve £	Profit and loss account £
At 1 January 2005	9,116,395	822,539	(9,243,770)
Loss for the year	–	–	(1,373,577)
New equity share capital subscribed	1,708,123	–	–
At 31 December 2005	**10,824,518**	**822,539**	**(10,617,347)**

Company	Share premium account £	Profit and loss account £
At 1 January 2005	9,116,395	(27,263)
Retained loss for the year	–	(14,559)
New equity share capital subscribed	1,708,123	–
At 31 December 2005	**10,824,518**	**(41,822)**

26 **Reconciliation of movements in shareholders' funds**

	2005 £	2004 £
Loss for the financial year	**(1,373,577)**	(622,157)
New equity share capital subscribed	**121,266**	59,700
Premium on new share capital subscribed	**1,708,123**	523,205
Net increase/(reduction) to shareholders' equity funds	**455,812**	(39,252)
Opening shareholders' equity funds	**1,207,693**	1,246,945
Closing shareholders' equity funds	**1,663,505**	1,207,693

27 **Reconciliation of operating loss to net cash outflow from operating activities**

	2005 £	2004 £
Operating loss	**(1,248,054)**	(594,938)
Amortisation	**2,520**	2,200
Depreciation	**48,067**	47,293
Loss on disposal of fixed assets	**7,848**	6,458
Decrease in stocks	**76,287**	212,400
(Decrease)/Increase in debtors	**624,387**	(1,285,700)
(Decrease)/Increase in creditors	**(1,058,277)**	562,515
Net cash outflow from operating activities	**(1,547,222)**	(1,049,772)

28 Reconciliation of net cash flow to movement in net debt

	2005 £	2004 £
Increase/(decrease) in cash in the period	107,685	(535,113)
Cash outflow in respect of finance leases and hire purchase	61,408	21,668
Change in net debt resulting from cash flows	169,093	(513,445)
New finance leases	(117,733)	(44,333)
Movement in net debt in the period	51,360	(557,778)
Net debt at 1 January 2005	(695,271)	(137,493)
Net debt at 31 December 2005	(643,911)	(695,271)

29 Analysis of changes in net debt

	At 1 January 2005 £	Cashflows £	Other changes £	At 31 December 2005 £
Net cash:				
Net cash:				
Cash in hand and at bank	574	(6)	-	568
Overdrafts	(629,813)	107,691	-	(522,122)
	(629,239)	107,685	-	(521,554)
Debt:				
Finance leases and hire purchase agreements	(66,032)	61,408	(117,733)	(122,357)
Net debt	(695,271)	169,093	(117,733)	(643,411)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2006 Annual General Meeting of the Company will be held at Elstree Moat House, Borehamwood, Hertfordshire WD6 5PU on Friday, 14 July 2006 at 10.00 a.m. for the following purposes:

Ordinary business

1. To receive and adopt the financial statements of the Company for the year ended 31 December 2005 together with the reports of the directors and auditors ("the Accounts").

2. To re-elect Michael Laurier, who retires by rotation, as a director of the Company.

3. To re-elect Nirj Deva, who retires by rotation, as a director of the Company.

4. To re-appoint Grant Thornton UK LLP as auditors of the Company for the period prescribed by section 385(2) Companies Act 1985 and to authorise the directors to determine their remuneration for that period.

Special business

To consider and, if thought fit, to pass the following resolutions, resolution 5. being proposed as an ordinary resolution and resolution 6. being proposed as a special resolution:

5. That the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot, grant options over or otherwise deal with or dispose of the unissued shares in the authorised share capital of the Company PROVIDED THAT the authority hereby given:

   (a) shall be limited to unissued shares in the authorised share capital of the Company on the date hereof having an aggregate nominal value of £211,165:

   (b) shall expire on the day preceding the fifth anniversary of the date on which this resolution was passed unless previously renewed or varied and all previous authorities under Section 80 of the Companies Act 1985 be revoked save that the Directors may, notwithstanding such expiry, allot, grant options over or otherwise deal with or dispose of any shares under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority

6. That subject to the passing of resolution 5 the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities wholly for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

   (a) in connection with an offer of such securities by way of rights to holders of Ordinary Shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

   (b) in satisfaction of the valid exercise of the outstanding warrants and options over such securities details of which are set out in note 24 to the Accounts; and

   (c) otherwise than pursuant to sub-paragraphs (a) and (b) above up to an aggregate nominal value of £63,380;

   and shall expire on the date of the next annual general meeting of the company or 15 months from the passing of this resolution, whichever is the earlier, and all previous authorities under Section 80 of the Companies Act 1985 be revoked save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired, and in this Resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

BY ORDER OF THE BOARD

Ian Bristow
Company Secretary

REGISTERED OFFICE: Elstree House, Elstree Way, Borehamwood, Hertfordshire WD6 1LE

Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. The form of proxy for use by members is enclosed.

2. To be valid, the form of proxy, duly executed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be deposited at the offices of the Company's registrars, Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 9.00 a.m. on Wednesday, 12 July 2006. Completion of the form of proxy will not preclude a member from attending and voting in person.

3. Pursuant to regulation 34 of the Uncertificated Securities Regulations 1995, the Company has specified that to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes they may cast) members must be entered on the register of members at 6.00 p.m. on 12 July 2006. Changes to entries on the relevant register of securities after 6.00 p.m. on 12 July 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Symphony
plastic technologies

Symphony Plastic Technologies Plc
Elstree House, Elstree Way
Borehamwood
Hertfordshire WD6 1LE
England

+44 (0)20 8207 5900 Telephone
+44 (0)20 8207 5960 Facsimile
www.symphonyplastics.com
info@symphonyplastics.com

END